SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WEBMETHODS, INC.

(Name of subject company (Issuer))

SOFTWARE AG
SOFTWARE AG, INC.
WIZARD ACQUISITION, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	94768C108
(Title of class of securities)	(CUSIP number of class of securities)

Jochen Deuse

General Counsel

Software AG

Uhlandstrasse 12

64297 Darmstadt, Germany

Telephone: (011) 49-6151-92-0

Copy to:

Peter Douglas

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$519,670,874	$15,954

(1)

Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares of common stock of webMethods, Inc. to be purchased pursuant to the tender offer at the tender offer price of $9.15 per share of common stock.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$15,954	Filing Party:	Software AG, Software AG, Inc. and Wizard Acquisition, Inc.
Form of Registration No.:	Schedule TO	Date Filed:	April 18, 2007

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1

☐            issuer tender offer subject to Rule 13e-4

☐            going private transaction subject to Rule 13e-3

☒          amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Software AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Parent”), Software AG, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Software AG USA”), and Wizard Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Software AG USA (the “Purchaser”). This Amendment relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of webMethods, Inc., a Delaware corporation (the “Company”), at $9.15 per Share, net to the seller in cash without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information.

1.             Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“On May 15, 2007, Parent announced that the Purchaser had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 Midnight, New York City time, on Friday, May 25, 2007.  The Offer had previously been scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, May 15, 2007.  The depositary for the Offer has advised Parent and the Purchaser that, as of 5:00 P.M., New York City time, on May 14, 2007, approximately 10,568,938 shares of the Company’s common stock had been tendered and not withdrawn from the Offer.”

Item 12.   Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 18, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on April 18, 2007 in The Wall Street Journal.*
(b)(1)	Additional commitment letter of Commerzbank Aktiengesellschaft dated April 20, 2007.*
(d)(1)	Agreement and Plan of Merger, dated April 4, 2007, among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*
(d)(2)

Tender and Support Agreement, dated April 4, 2007, among Parent, the Purchaser, the Company and each shareholder party thereto (incorporated by reference to Exhibit 2.2 to webMethods, Inc.’s Form 8-K filed on April 6, 2007).*

(d)(3)	Confidentiality Agreement, dated January 30, 2007, by and between Parent and the Company.*
(d)(4)	Amendment to Confidentiality Agreement, dated March 5, 2007, by and between Parent and the Company.*
(g)	None.
(h)	None.

*  Previously Filed.

Item 13.   Information Required by Schedule 13 E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2007

SOFTWARE AG

	By:	/s/ Jochen Deuse	/s/ Markus Lehnert
		Jochen Deuse	Markus Lehnert
		General Counsel	VP Mergers & Acquisitions